UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 7

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). William S. Boyd
2.	Check the Appropriate Box if a Member of a Group a) ☐ b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,666,679*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 19,666,679*
	10.	Shared Dispositive Power 837,252
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,503,931*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13.	Percent of Class Represented by Amount in Row (11) 23.41%**
14.	Type of Reporting Person IN

*	Does not include 153,117 shares of Common Stock (as defined herein) held by Mr. Boyd’s spouse. Mr. Boyd disclaims beneficial ownership of the shares of Common Stock held by his spouse and this Schedule 13D shall not be deemed an admission that Mr. Boyd is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Exchange Act of 1934 or for any other purpose. Also, as discussed herein, does not include 73,620 shares of Common Stock underlying Restricted Stock Units granted to Mr. Boyd under the Company’s 2002 Stock Incentive Plan.
**	Based on 86,234,141 shares of the issuer’s common stock outstanding on October 25, 2010, as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2010 filed with the Commission on October 27, 2010.

CUSIP No. 103304	Page 3 of 7

Item 1.	Security and Issuer

This Amendment No. 3 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2009, as subsequently amended on October 22, 2009 and February 4, 2010 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

William S. Boyd is filing this Amendment to report (i) changes in Mr. Boyd’s beneficial ownership since the date of the prior amendment of the Schedule 13D, which did not individually or in the aggregate require filing an amendment thereto under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (ii) the November 15, 2010 gifts, transfers and distributions (collectively, the “Distribution”) of certain shares of Common Stock to the William S. Boyd Gaming Properties Trust (“WSBGPT”), of which Mr. Boyd is the trustee, settlor and beneficiary, and to W.S.B., Inc., Mr. Boyd’s wholly-owned corporation. The Distribution was made pursuant to various limited partnerships, gifts and the terms of the documents governing various grantor retained annuity trusts (each a “GRAT” and collectively, the “GRATs”) and the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Mr. Boyd is the settlor of the GRATs, and Mr. Boyd’s daughter, Marianne Boyd Johnson, is the trustee. No funds or other consideration was paid in exchange for the Distribution.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4.	Purpose of Transaction

Item  4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. In connection with the Distribution, the following limited partnership and GRAT transfers occurred:

1.	BG-99 Limited Partnership (“BG-99 LP”) distributed 1,528 shares of Common Stock to W.S.B., Inc. The general partner of BG-99 LP is the Marianne Boyd Gaming Properties Trust (“MBGPT”), of which Marianne Boyd Johnson is the trustee, settlor and beneficiary.

2.	BG-99 Grantor Retained Annuity Trust #3, dated October 20, 1999 (“BG-99 GRAT 3”) distributed 93,899 shares of Common Stock to Mr. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-99 GRAT 3 and Marianne Boyd Johnson is the trustee of such trust.

3.	BG-01 Limited Partnership (“BG-01 LP”) distributed 3,784 shares of Common Stock to W.S.B., Inc. The general partner of BG-01 LP is MBGPT.

4.	BG-01 Grantor Retained Annuity Trust #3, dated February 6, 2002 (“BG-01 GRAT 3”) distributed 128,163 shares of Common Stock to Mr. Boyd pursuant to the provisions of the trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-01 GRAT 3 and Marianne Boyd Johnson is the trustee of such trust.

CUSIP No. 103304	Page 4 of 7

5.	BG-02 Limited Partnership (“BG-02 LP”) distributed 6,022 shares of Common Stock to W.S.B., Inc. The general partner of BG-02 LP is MBGPT.

6.	BG-02 Grantor Retained Annuity Trust #2, dated October 25, 2002 (“BG-02 GRAT 2”) and BG-02 Grantor Retained Annuity Trust #3, dated October 25, 2002 (“BG-02 GRAT 3”) respectively distributed 199,209, and 162,099 shares of Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-02 GRAT 2 and BG-02 GRAT 3 and Marianne Boyd Johnson is the trustee of such trusts.

7.	BG-09 Limited Partnership (“BG-09 LP”) gifted 1,977 shares of Common Stock to W.S.B., Inc. The general partners of BG-09 LP are WSBGPT and MBGPT.

8.	BG-09 Grantor Retained Annuity Trust #1, dated October 29, 2009 (“BG-09 GRAT 1”) and BG-09 Grantor Retained Annuity Trust #2, dated October 29, 2009 (“BG-09 GRAT 2”) respectively distributed 94,910, and 51,861 shares of Common Stock to William S. Boyd pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code. On the same date, Mr. Boyd transferred such shares to WSBGPT. Mr. Boyd is the settlor of BG-09 GRAT 1 and BG-09 GRAT 2 and Marianne Boyd Johnson is the trustee of such trusts.

The aforementioned distributions from the GRATs and the limited partnerships and subsequent transfers described in the foregoing paragraphs in this Item 4 were effected for estate planning purposes. No funds or other consideration was paid in exchange for such distributions.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service as a director of the Company.

Other than (i) as set forth herein, (ii) in Mr. Boyd’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 103304	Page 5 of 7

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Mr. Boyd beneficially owns or may be deemed to beneficially own an aggregate of 20,503,931 shares of the Company’s Common Stock, consisting of:

•	1,311,376 shares subject to stock options that are exercisable within 60 days of November 15, 2010;

•

59,094 vested Career Restricted Stock Units under the Company’s 2002 Stock Incentive Plan, each representing a contingent right to receive one share of Common Stock upon retirement from the Company’s Board of Directors;

•	837,252 shares held as trustee of WSBGPT as a result of it being a general partner of BG-09 LP; MBGPT is the other general partner of BG-09 LP;

•	77,392 shares as the sole stockholder of W.S.B., Inc.;

•	18,190,817 shares as the settlor, trustee and beneficiary of WSBGPT (excluding shares held by BG-09 LP); and

•	28,000 shares as the sole stockholder of the William S. Boyd Family Corporation.

Excluded from Mr. Boyd’s beneficial ownership are 73,620 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) granted to Mr. Boyd under the Company’s 2002 Stock Incentive Plan. Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSU’s vest as follows:

•	24,540 shares of Common Stock underlying the RSUs will vest in full upon November 4, 2011;

•	24,540 shares of Common Stock underlying the RSUs will vest in full upon November 3, 2012; and

•	24,540 shares of Common Stock underlying the RSUs will vest in full upon November 1, 2013.

The RSUs are reported as shares of Common Stock beneficially owned by Mr. Boyd in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of November 15, 2010 and are therefore not included as beneficially owned by Mr. Boyd in this Amendment.

Also excluded from Mr. Boyd’s beneficial ownership are 153,117 shares of Common Stock held by Mr. Boyd’s spouse. Mr. Boyd disclaims beneficial ownership of the shares of Common Stock held by his spouse and this Schedule 13D shall not be deemed an admission that Mr. Boyd is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Exchange Act of 1934 or for any other purpose.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Boyd (i) holds sole dispositive and voting power over an aggregate of 19,666,679 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares of Company Common Stock held by BG-09 LP, the RSUs identified therein and the shares held by Mr. Boyd’s spouse, and (ii) shares dispositive power with MBGPT over an aggregate of 837,252 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP.

CUSIP No. 103304	Page 6 of 7

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On March 12, 2010, BG-01 Grantor Retained Annuity Trust #2, dated February 6, 2002 (“BG-01 GRAT 2”), of which Mr. Boyd is the settlor and Marianne Boyd Johnson is the trustee, distributed 6,058 shares of Company Common Stock to Mr. Boyd. On the same date, Mr. Boyd transferred such shares to WSBGPT. This distribution was made pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code, and no funds or other consideration was paid in exchange for the distribution.

On November 1, 2010, Mr. Boyd was granted 24,540 RSUs that will vest in full upon on November 1, 2013.

No other transactions in the Company’s Common Stock were effected during the 60 days prior to the date hereof by Mr. Boyd.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: November 22, 2010

By:	/S/ WILLIAM S. BOYD
William S. Boyd